SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1999

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________




                         Commission file number 0-22531






A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PanAmSat Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830





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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS REQUIRED BY ITEM 4
OF FORM 11-K
--------------------------------------------------------------------------------

                                                                        Page

INDEPENDENT AUDITORS' REPORT                                              2

FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits
              as of December 31, 1999 and 1998                            3

         Statement of Changes in Net Assets Available for Benefits
              for the Years Ended December 31, 1999 and 1998              4

         Notes to Financial Statements                                  5-9

SUPPLEMENTAL SCHEDULES:

         Item 27a - Schedule of Assets Held for Investment Purposes
              as of December 31, 1999                                    10

         Item 27d - Schedule of Reportable Transactions for the Year
              Ended December 31, 1999                                    11

Exhibit 23 - Consent of Independent Auditors





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INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
PanAmSat Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of
December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut
June 21, 2000




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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1999 AND 1998



                                                  1999            1998
ASSETS:

     Investments, at fair value:
         Mutual Funds                          $18,546,669     $16,159,118
         Common Stock                            7,211,789       2,825,961
         Participant Loans                       1,057,490         879,353
                                             -------------   -------------
                  Total Investments             26,815,948      19,864,432

Receivables:
     Participant Contributions                      62,282               0
     Employer Contribution                          40,210               0
     Dividends Receivable                           12,524           8,912
                                             -------------   -------------
                  Total Receivables                115,016           8,912
                                             -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS              $26,930,964     $19,873,344
                                             =============   =============

                       See Notes To Financial Statements




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


                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                  1999             1998
ADDITIONS:
     Investment Income:
         Net appreciation
              in fair value of investments      $4,341,004        $347,807
         Dividends and interest                  1,197,380         939,307
         Participant Contributions               2,798,396       2,336,729
         Employer Contributions                  1,264,080       1,038,612
                                             -------------   -------------
              Total additions                    9,600,860       4,662,455

DEDUCTIONS:

     Distributions to Participants             (2,543,240)       (972,013)
                                             -------------   -------------

NET INCREASE                                     7,057,620       3,690,442
                                             -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                          19,873,344      16,182,902
                                             -------------   -------------

     End of year                               $26,930,964     $19,873,344
                                             =============   =============

                       See Notes to Financial Statements




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


                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    PLAN MERGER

As of May 16, 1997, PanAmSat Corporation, a Delaware corporation ("PanAmSat" or the "Company") commenced operations upon the merger of PanAmSat International Systems, Inc. (then operating under its previous name, PanAmSat Corporation) and the Galaxy Satellite Services division of Hughes Communications, Inc. As a result, the Company established a new voluntary defined contribution plan, the PanAmSat Corporation Retirement Savings Plan (the "Plan"), effective
June 1, 1997. The 401(k) plan maintained by the predecessor corporation was merged into the new Plan. The account balances of the employees of the Galaxy Satellite Services division of Hughes Communications, Inc. held in the Hughes Salaried Employees' Thrift and Savings Plan were transferred to the Plan.

2.    DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a voluntary defined contribution plan. Generally, all employees of the Company who have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant Contributions - Eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($10,000 in 1999 and 1998).

Employer Matching Contributions - The Company contributes on a matching basis an amount equal to 100%, of up to the first 4% of each participant's compensation, which is invested in PanAmSat Corporation common stock. Matching Contributions with respect to Elective Deferrals made in any calendar year must remain invested in that form for a period of time which is at least the January 1 following one calendar year after the calendar year in which such contribution is made.

Vesting - There is 100% vesting of employee and employer contributions immediately upon participation.

Investment Options - (see Note 6)

      Merrill Lynch Retirement Trust - The objective of this fund is to provide a high degree of safety of principal, liquidity and diversification by investing




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


      in investment grade fixed income securities. A portion of this fund's investments are guaranteed investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals). The average yield was approximately 6.43% and 6.55% in 1999 and 1998 respectively, with stated interest rates ranging from 4.5% to 7.6% and 4.5% to 8.19% at December 31, 1999 and December 31, 1998, respectively. Generally fair value of plan assets invested approximates contract value, which was approximately $3,984,814 at December 31, 1999.

      Merrill Lynch Global Allocation Fund - This fund seeks the highest total investment return with prudent risk. The fund invests in U.S. and foreign equities and bonds, and money market instruments.

      Merrill Lynch Growth Fund - This fund seeks long-term growth of capital and, secondarily, income. The fund invests in equity securities with principal emphasis on issuers believed to be undervalued.

      Federated Bond Fund - The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in a portfolio of investment grade bonds.

      Massachusetts Investors Trust - The objective of this fund is to provide reasonable current income and long-term growth of capital and income by investing in common stock and/or securities convertible into common stock.

      Blackrock Small Capital Growth Fund - This fund seeks to provide long-term capital appreciation through investment in small capital stocks with earnings growth potential.

      Ivy International Fund - The principal objective of this fund is long-term capital growth primarily through investment in equity securities.

      General Motors Class H Stock Fund - Funds are invested in
      General Motors Corporation Class H common stock. In
      December 1998, each issued and outstanding share of General Motors Class H common stock was recapitalized and converted into one share of a new class of common stock, "New General Motors Class H
      Common Stock," and the right to receive 0.56240 shares of Class A common stock, which was renamed Raytheon Corporation common stock. During the 1998 Plan year, the investments in this fund were liquidated and redirected to other investment funds. No additional contributions to this fund are allowed under the Plan.

      Raytheon Corporation Stock Fund - Funds are invested in Raytheon Corporation common stock. During the 1998 Plan year, the investments in




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


      this fund were liquidated and redirected to other investment funds. No additional contributions to this fund are allowed under the Plan.

      PanAmSat Corporation Stock Fund - Funds are invested in PanAmSat Corporation common stock.

Participant Accounts - Each Participant's account is credited with the participant's contribution and allocation of any Employer contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans - Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of: (a) 50% of the participant's vested balance or (b) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made. Loan transactions are treated as directed investments to (from) the investment fund from (to) the Participant Loan Fund. Loan terms cannot exceed five years, except for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

Payment of Benefits - On termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Alternatively, the payment could be made in installments over any period which does not exceed the life expectancy of a participant or, in the event of a participant's death, the participant's beneficiary.

Participant Distributions - Participants could withdraw, without penalty, their vested interest upon termination of the Plan, retirement, death, disability, hardship, separation from service or sale of the Company.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments - Investments held in the funds are valued on the basis of quoted market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investment assets are maintained and administered by Merrill Lynch Trust Company (the "Custodian") for the benefit of participants. See Note 6. The following investments comprised 5% or more of the total assets of the Plan as of December 31, 1999 and 1998:




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


                                                 1999               1998

PanAmSat Corporation Stock Fund                $7,211,789         $2,825,961
Merrill Lynch Retirement Trust                  3,984,814          3,326,297
Merrill Lynch Global Allocation Fund            2,595,243          2,058,879
Merrill Lynch Growth Fund                       1,862,771          1,244,771
Blackrock Small Capital Growth Fund             2,202,355          1,076,978
Massachusetts Investors Trust                   6,081,736          7,092,292
Ivy International Equity Funds                  1,420,615            972,305

Payment of Benefits - Distributions to participants are recorded when paid.

Expenses of the Plan - All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not reimbursed by the Plan. Certain fees are assessed by the Custodian for the processing of participant loans. These fees are deducted from the related participants' account.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual amounts could differ from those estimates.

Adoption of New Accounting Principle - The Plan has adopted the AICPA's Statement of Position (SOP) 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, reclassification of the prior year financial statements has been made to eliminate by fund disclosures.

4.    PARTY-IN-INTEREST TRANSACTIONS

The Plan has investments and transactions with parties-in-interest, those parties being Merrill Lynch, PanAmSat Corporation, and participants with loan balances. Therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by ERISA.

5.    TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter. The Plan Administrator will be applying for an IRS determination on the Plan as adopted. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    SUBSEQUENT EVENT

Effective February 1, 2000, the Plan changed trustees and recordkeepers from the Merrill Lynch Trust Company ("Merrill Lynch") to Fidelity Management Trust Company ("Fidelity").




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


In conjunction with this change in trustees, the Plan liquidated all of its investments with Merrill Lynch. Proceeds from this liquidation, net of any administrative costs, were transferred to mutual fund investment options offered by Fidelity.

                                     ******




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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
                               DECEMBER 31, 1999

                                                  Description                                  Current
Identify of Party                                of Investment                 Cost             Value
* PanAmSat Corporation Stock Fund              121,497  shares             $5,414,613       $7,211,789
* Merrill Lynch Retirement Trust             3,984,814  units               3,984,814        3,984,814
* Merrill Lynch Global Allocation Fund         185,242  units               2,404,373        2,595,243
* Merrill Lynch Growth Fund                     68,283  units               1,472,047        1,862,771
  Federated Bond Fund                           44,348  units                 434,129          399,135
  Blackrock Capital Growth Fund                 69,344  units               1,568,129        2,202,355
  Ivy International Equity Funds                30,168  units               1,280,346        1,420,615
  Massachusetts Investors Trust                290,298  units               5,881,649        6,081,736
* Participant Loans                          Loans to participants at
                                             interest rates between
                                             7% and 10%                     1,057,490       $1,057,490
                                                                          -----------     ------------
                                                                          $23,497,590      $26,815,948
                                                                          ===========     ============

*  Party-in-interest




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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



      Identity of Party Involved       Description of Asset       Purchase Price

SINGLE TRANSACTIONS:

          None

SERIES OF TRANSACTIONS:

          *PanAmSat Corporation     PanAmSat Corporation Stock   $1,224,428



*Party-in-interest

Note: Participant-directed transactions were excluded.




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                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of PanAmSat Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   PanAmSat Corporation Retirement Savings Plan

June 28, 2000                      By:/s/ Bruce A. Haymes
                                      ------------------------------------------
                                      Bruce A. Haymes, Member
                                      Corporation Employee Benefits
                                      Committee of PanAmSat Corporation




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